

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Brent Reynolds
Chief Executive Officer
NRI Real Token Inc.
1340 South Dixie Highway, Suite 612
Coral Gables, Florida 33146

> **Re: NRI Real Token Inc.**
> **Amended Registration Statement on Form 10**
> **Filed April 15, 2022**
> **File No. 000-56395**

Dear Mr. Reynolds:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2022 letter.

Amendment 1 to Registration Statement on Form 10

General

1. Refer to your response to comment 1. We believe the inclusion of "Token" in the name of the company may be confusing or misleading to investors and may tend to obscure the unique risks and tax consequences of an investment in REITs. Please revise accordingly.

2. Refer to your response to comment 2. Please provide additional analysis as to why the Security Tokens are not separate securities from the underlying shares of common stock. Your statement that Security Tokens are digital representations of your shares of common stock is not consistent with differing means of and restrictions on secondary transfer. Among other things:
    • you state that holders of untokenized shares of common stock are unable to trade on ATSs and only Security Tokens are separately transferable on an ATS;

- it appears Security Tokens are only transferrable with a corresponding book-entry recorded by the transfer agent but untokenized shares are transferrable without a corresponding book-entry record; and
- it appears Security Tokens are subject to additional transfer restrictions not applicable to untokenized shares.

Ownership Structure , page 3

3.   We note your responses to comments 4 and 6. You indicate that you intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986 and that you intend to qualify as a REIT for federal tax purposes beginning with the taxable year ended December 31, 2022; however, you also indicate that the Sponsor General Partner will have the primary authority to manage and conduct the business of NRI Real Token LP, the Operating Partnership. Given the extent of the managerial powers held by the Sponsor General Partner, please provide us with your legal analysis explaining how you concluded that your general partnership interest in the Operating Partnership should not be characterized as a security, such that you would qualify as a REIT under Section 856(c)(4) of the Code, or revise your disclosures regarding expected tax status accordingly.

Risk Factors, page 6

4.   Please address in your risk factor disclosure the Investment Company Act implications in the event your general partnership interest may be characterized as a security.

Risks Related to our common stock and the Security Tokens, page 17

5.   Please add a risk factor describing the risks because untokenized shares of common stock will not be made available to trade on an ATS, including the potential liquidity implications for either tokenized or untokenized common stock.

6.   Please add a risk factor related to the Transfer Agent's reliance on the AML and KYC investor diligence for secondary transfers of the Security Tokens on an ATS.

Loss of private key(s), custodial error or investor error may cause the loss, page 19

7.   Refer to your response to comment 10. You disclose that the Transfer Agent will reissue Security Tokens in certain situations even if the Transfer Agent is unable to revoke the relevant outstanding Security Tokens. Please address the risks if Security Tokens are reissued without burning the relevant outstanding tokens.

Federal Income Tax Risks
The tax consequences of owning the Security Tokens is uncertain, page 21

8.   Refer to your response to comment 11. Please place this risk factor in context by clarifying that conversion of the OP Units will be a taxable exchange regardless of

whether the units are converted into common stock or Security Tokens. Please also briefly explain the reasons why the U.S. federal income tax characterization is uncertain.

The Security Tokens may be subject to non-U.S. regulations, page 21

9.   Refer to your response to comment 9. Please state that any determinations made by the company in consultation with legal counsel are risk-based judgments and not a legal standard or determination binding on any regulatory body or court.

Description of Registrant's Securities to be Registered
Description of the Security Tokens, page 58

10.   Refer to your response to comment 18. Please clarify when and how OP Unit holders may elect to have common stock represented by Security Tokens. Also disclose whether Security Token holders may exchange tokens for untokenized common stock, and, if so, the procedure for doing so.

Security Token Technology, page 58

11.   Please explicitly state that broker-dealers, unless Special Purpose Broker-Dealers, may not hold or custody the Security Tokens. In addition, add a risk factor describing the risks because Security Token holders do not benefit from protections available to customers who use registered broker-dealers to custody their securities, including the Customer Protection Rule and the Securities Investor Protection Act of 1970. In this regard, we note that while Special Purpose Broker-Dealers will be permitted to hold and custody digital asset securities, there are currently no such broker-dealers.

Anticipated ATS for the Security Tokens and transferability of the Security Tokens, page 59

12.   Refer to your response to comment 22. Please state whether you have signed agreements with Templum Markets or Oasis Pro Markets to permit you to make your Security Tokens available on their ATSs and, if so, describe the material terms. Similarly, state whether you have agreements with any of the prospective custodians identified in the second to last paragraph and, if so, describe the material terms. If you have not engaged ATSs or custodians, discuss the timeline for engaging these counterparties and the impact, if any, on the timing of issuance or conversion of Security Tokens.

13.   Please clarify that, unless the ATS is a Special Purpose Broker-Dealer, the ATS may not custody the Security Tokens, and as such will be able to match trades but unable to clear and settle the trades. Also describe the steps necessary to clear and settle such matched trades.

Procedures for Obtaining Security Tokens, Secondary Transfer of Security Tokens and Transfer Agent Procedures, page 59

14.   We note your statement "to the extent the stockholder does not have an existing custodian account." Please clarify whether the investor must have a custodial wallet with a

Brent Reynolds
NRI Real Token Inc.
May 4, 2022
Page 4

custodian you engage, or if the investor may have a custodial wallet with any provider so long as it is compatible with the Security Token.

Discrepancies between the Blockchain and the Transfer Agent's Book-Entry, page 60

15. Refer to your response to comment 20. Please describe in detail the process to remedy discrepancies in the event a transfer has not been reflected in the Transfer Agent's record. In addition, describe the process to remedy discrepancies between the Transfer Agent's distributed ledger and the Transfer Agent's book-entry record, and clarify which record controls in this event.

Transfer Restrictions, page 60

16. Refer to your response to comment 20. Please disclose the Transfer Agent's process for determining whether the Security Tokens have been held for the requisite holding period under Rule 144 by non-affiliates and affiliates to assess whether the Rule 144 transfer restriction legends from the underlying shares of common stock may be removed. In addition, describe the material features of the Transfer Agent's whitelisting procedures, including its AML/KYC procedures for transfers of Security Tokens that are not conducted on an ATS.

17. Please describe the procedures for secondary sales of Security Tokens not made on an ATS to ensure that the Transfer Agent records the transfer.

Audited Financial Statements for the Years Ended December 31, 2021 and 2020
1. Summary of Significant Accounting Policies
Organization, page F-7

18. We note your response to comment 23, that the acquisition of 1350 S Dixie Holdings LLC (the Property Owner) by the Operating Partnership was a reorganization of entities under common control of Messrs. Nolan, Reynolds and O'Neill. Please provide a detailed analysis demonstrating that the Property was controlled by these three individuals both prior to and subsequent to the November 19, 2021 acquisition of the Property Owner by the Operating Partnership. In that regard, we note the Property Owner was 80% owned by 54M 1350 S Dixie Hwy LLC prior to November 19, 2021, and that you admitted new partners to the Operating Partnership via a sale of 35% of the LP interests in the Operation Partnership prior to this date. Your analysis should include references to the accounting literature used to support your conclusion that the property was controlled by Messrs. Nolan, Reynolds and O'Neil both prior, and subsequent to the purchase transaction.

Brent Reynolds
NRI Real Token Inc.
May 4, 2022
Page 5

19.   We note your disclosure in the organization chart on page 3 that cash investors, NRI Real Token Thesis LLC, and NRI Real Token Inc. hold a 35% limited partner interest, a 65% limited partnership interest and Special GP interest, and a .1% General Partner interest in the Operating Partnership respectively. Please provide us with a detailed analysis supporting your conclusion that NRI Real Token Inc. should consolidate the Operating Partnership in accordance with ASC 810. Please cite the specific accounting literature you relied upon in your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction

cc: Paul Berkowitz, Esq.